EXHIBIT 99.2

                                          Susan Glatthorn Johnson
                                          Senior Vice President
                                          Echelon International Corporation
                                          Phone:  727-803-8250
                                          E-mail: sjohnson@echelonintl.com

                                          Cynthia L. Sanders
                                          Manager of Financial Reporting
                                          Echelon International Corporation
                                          Phone:  727-803-8231
FOR IMMEDIATE RELEASE                     E-mail: csanders@echelonintl.com

             ECHELON INTERNATIONAL REPORTS THIRD-QUARTER RESULTS

ST. PETERSBURG, FL., November 4, 1998 - Echelon International Corporation (NYSE:
EIN), a real estate company which develops, owns and manages multi-family residential and commercial real estate, today announced financial results for the third quarter and nine months ended September 30, 1998.

Net income was $2.1 million, or 31 cents per diluted share for the quarter ended September 30, 1998, a 62% increase compared to $1.3 million, or 19 cents per diluted share for the same quarter a year ago. For the first nine months of 1998 net income was $8.4 million or $1.22 per diluted share, a 27% increase compared to $6.6 million and 97 cents per diluted share for the same period a year ago.

Sales and revenues were $9.3 million and $31.6 million for the third quarter and first nine months of 1998, respectively, compared to $10.6 million and $35.1 million for the same periods last year. The decrease in revenues is primarily the result of a $4.1 million decrease in gain on sale of loans for the nine months ended September 30, 1998, in comparison with the same period of the previous year.

As of September 30, 1998, the Company's debt / equity ratio (including current portion of long-term debt) was 31 / 69, with a cash position including marketable securities, of $31.6 million.

Darryl A. LeClair, Echelon chairman, president and chief executive officer, commented,

      "We're excited about our solid success to date. We are currently under construction on four multi-family residential communities and two commercial properties. As previously communicated, we continuously evaluate our strategies against short-term and long-term real estate and capital market indicators.

                                     -more-

Echelon International
1998 Third Quarter Earnings Release
Page 2

      For example, a cornerstone of our strategic plan is to build quality multi-family projects not only for our own portfolio but for investors as well. Given current real estate market conditions and the opportunity to repurchase our own stock at an attractive discount, we have expedited our strategic initiative to attract joint venture, merchant build and pre-sale opportunities on some of our current pipeline projects. We have also secured extensions on several land contracts to afford us the flexibility and opportunity to react to current and future market conditions.

      As mentioned above, Echelon's Board of Directors has authorized the repurchase of up to $15.0 million of our outstanding common stock. The Board believes that the current market price for the Company's common stock is not reflective of its true value, making a buy-back program an excellent investment to build long-term shareholder value.

      We've also made further progress in the liquidation of our non-strategic assets, as evidenced by the sale of two leveraged lease aircraft engines. The sale of these aircraft engines and the termination of the leveraged lease resulted in after-tax income of $.4 million in the third quarter. In addition, during the third quarter Echelon also successfully negotiated a modification in an agreement with the University of Florida Foundation, Inc., which resulted in a $.8 million after-tax extraordinary gain to the Company resulting from the settlement of a debt obligation."

      Commenting on the quarter, Larry J. Newsome, Echelon senior vice president and chief financial officer, stated,

      "Our third quarter financial performance was in line with our expectations and consistent with our goals of building our multi-family residential and commercial real estate portfolio through the development and acquisition of properties, liquidating non-strategic assets and managing our finance lease portfolio to provide the greatest risk-adjusted rewards for the Company.

      In the area of development financing, even with the uncertainty in the capital markets, we closed on several construction and permanent financings during the third quarter."

                                     -more-

Echelon International
1998 Third Quarter Earnings Release
Page 3

Echelon International Corporation is a real estate company which develops, owns and manages multi-family residential and commercial real estate. The Company also owns and manages a portfolio of aircraft leases and aircraft and real estate loans. Echelon's core growth strategy is to build its multi-family residential real estate portfolio and maximize the value of and grow its existing commercial real estate assets. The Company will continue to withdraw from the real estate and aircraft lending business to focus on its core real estate operations.

NOTE: CERTAIN STATEMENTS CONTAINED IN THIS PRESS RELEASE REGARDING OTHER THAN HISTORICAL FACTS ARE FORWARD-LOOKING STATEMENTS AND ARE MADE UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. SUCH STATEMENTS, INCLUDING THOSE CONCERNING ECHELON'S EXPECTED SOURCES AND USES OF FUNDS AND CAPITAL EXPENDITURES AND ITS BUSINESS STRATEGY INCLUDING ITS PLANS TO GRADUALLY WITHDRAW FROM THE AIRCRAFT AND REAL ESTATE LENDING BUSINESS AND FOCUS ON ITS CORE REAL ESTATE OPERATION, INVOLVE RISKS AND UNCERTAINTIES. THE ACTUAL STRATEGIES AND THE TIMING AND EXPECTED RESULTS OF SUCH MAY DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. FACTORS THAT COULD CAUSE SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, THOSE IDENTIFIED ON PAGE 13 OF THE COMPANY'S ANNUAL REPORT.

                                     -more-

Echelon International
Third Quarter 1998 Earnings Release
Page 4

                        ECHELON INTERNATIONAL CORPORATION
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                                   THREE MONTHS ENDED                NINE MONTHS ENDED
                                                      SEPTEMBER 30,                     SEPTEMBER 30,
                                                -------------------------          ----------------------
                                                1998                 1997           1998             1997
                                                ----                 ----          -----            -----
                                                       (UNAUDITED)                      (UNAUDITED)
Sales and revenues                              $9.3                 $10.6         $31.6            $35.1
                                                ====                 =====         =====            =====

Income before extraordinary item                $1.3                 $ 1.4         $ 7.6            $ 7.5
Extraordinary item, net of tax                    .8                   (.1)           .8              (.9)
                                                ----                 -----         -----            -----
Net income                                      $2.1                 $ 1.3         $ 8.4            $ 6.6
                                                ====                 =====         =====            =====
Diluted earnings per common share:
Income before extraordinary item                $.19                 $ .20         $1.10            $1.10
Extraordinary item, net of tax                   .12                  (.01)          .12             (.13)
                                                ----                 -----         -----            -----
Net income                                      $.31                 $ .19         $1.22            $ .97
                                                ====                 =====         =====            =====
Diluted weighted average common
   shares outstanding                            6.9                   6.8           6.9              6.8
                                                ====                 =====         =====            =====

                          CONDENSED CONSOLIDATED BALANCE SHEETS
                                      (IN MILLIONS)

                                                  SEPTEMBER 30,    DECEMBER 31,
                                                      1998             1997
                                                  -------------    ------------
                                                   (UNAUDITED)
Cash and marketable securities                      $  31.6          $   49.8
Total current assets                                   78.0              93.6
Real estate, leases, loans and other investments      395.9             362.7
Total assets                                          478.8             460.5
Total current liabilities                              42.7              37.5
Long-term debt                                         85.7              64.9
Deferred income taxes                                 133.0             145.8
Stockholders' equity                                  217.0             209.1
Total liabilities and stockholders' equity            478.8             460.5

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